Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Senior management changes

09 December 2013

Rio Tinto has appointed Greg Lilleyman as the new group executive, Technology & Innovation (T&I) following the retirement of Preston Chiaro at the end of March 2014. Greg’s appointment is effective from 1 January 2014.

Preston Chiaro joined Rio Tinto in 1991 as vice president, Technical Services, at Kennecott Utah Copper’s Bingham Canyon mine. Since then, Preston has held a variety of senior roles, including vice president and general manager of the Boron Operations in California, chief executive of Borax and chief executive of Rio Tinto’s then combined Energy and Minerals product groups. In 2009, Preston was appointed group executive Technology & Innovation.

Rio Tinto chief executive Sam Walsh said “Under Preston’s leadership, our industry-leading T&I group has developed and delivered numerous innovations, including the growth of our ground-breaking Mine of the FutureTM programme, which have created sustainable value for our shareholders by ensuring Rio Tinto has a competitive advantage in the way we operate.

“I would like to thank Preston for his skilful leadership of the T&I Group and his wider contribution to Rio Tinto and the Executive Committee over a number of years.”

Greg Lilleyman, a mining engineer by profession, has been with Rio Tinto for 23 years, mainly with the iron ore business in Australia and Canada. As President Pilbara Operations, Greg oversaw the successful development of numerous technology driven improvements, including autonomous trucks, drills and trains. Since becoming head of Productivity Improvement in T&I in August 2013, Greg has led all aspects of productivity improvement across the Group.

Sam Walsh said “I’m delighted Greg will be joining my Executive Committee and I know from having worked with Greg for a number of years that he will make a valuable contribution to my senior team. His task will be to ensure that Rio Tinto remains at the forefront of developing and deploying sector leading technologies that change the way we look at mineral deposits, make our operations safer, help us manage costs and respond to environmental imperatives. A task I’m sure he will relish.”

All other Group executive roles remain unchanged.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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